SECU 10028002 SSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

MAR 01 2010

Washington, DC

SEC FILE NUMBER
8- 53539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Presidio Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 1200
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Squier, Chief Financial Officer 415-733-0000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr Pilger & Meyer
(Name – *if individual, state last, first, middle name*)

600 California Street, Suite 1300, San Francisco, CA 94108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brodie L. Cobb, Managing Director and CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Presidio Capital Advisors LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director and CEO
Title

Notary Public

NENITA MANGILAYA BELL
COMM. #1816778
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 10, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRESIDIO CAPITAL ADVISORS LLC

CONTENTS

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
Presidio Capital Advisors LLC

We have audited the accompanying statement of financial condition of Presidio Capital Advisors LLC (the Company) as of December 31, 2009, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Presidio Capital Advisors LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 23, 2010

PRESIDIO CAPITAL ADVISORS LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash	$ 206,001
Receivable from clearing broker, including a clearing deposit of $103,135	113,935
Other accounts receivable	153,525
Prepaid expenses	9,972
Property and equipment, net	7,611
Other assets	34,180
	$ 525,224

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 52,830
Due to related parties	705
Total liabilities	53,535
Members' equity	471,689
	$ 525,224

The accompanying notes are an integral part of these financial statements.

---

1. Nature of Business

Presidio Capital Advisors LLC (the Company) is an investment advisor and a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company commenced operations on January 1, 2003 and is an introducing broker whose customer accounts are carried on a fully disclosed basis pursuant to a clearing agreement with J.P. Morgan Clearing Corp. The Company is wholly owned by Presidio Financial Partners LLC (the Parent).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are expressed in United States dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

Investments

In the year ended December 31, 2008, the company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, which was primarily codified into Topic 820 – Fair Value Measurements in the Accounting Standards Codification (ASC). ASC 820 applies to all financial instruments that are measured and reported on a fair value basis. The Company did not have any financial instruments that were subject to fair value measurement at December 31, 2009.

As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, management uses various methods including market, income and cost approaches. Based on these approaches, management often utilizes certain assumptions that market participants would use in pricing the asset, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be observable, market corroborated, or generally unobservable firm inputs. Management utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques

Continued

2. **Summary of Significant Accounting Policies**, continued

Investments, continued

management is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to one of the following three categories:

Level 1–Quoted market prices in active markets for identical assets.

Level 2–Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3–Unobservable inputs that are not corroborated by market data.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

Revenue Recognition

The Company records commission income on a trade-date basis. Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the members of the Parent individually, and no federal or state income taxes are provided for in the financial statements of the Company. The Company pays annual California and Texas franchise taxes and an annual California State Limited Liability Company Fee which is based upon annual revenues.

Advertising Costs

Advertising costs are expensed as incurred. There was no expense attributable to advertising in 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Continued

2. **Summary of Significant Accounting Policies**, continued

Subsequent Events

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events* (SFAS 165), which was primarily codified into ASC 855 – Subsequent Events. ASC 855 establishes general standards of accounting and disclosures of events that occur after the statement of financial position date but before financial statements are issued or are available to be issued. ASC 855 requires disclosure of the date through which management has evaluated subsequent events and the basis for that date. ASC 855 is effective for fiscal periods ending after June 15, 2009. The adoption of ASC 855 did not have a material impact on the Company's disclosures.

FASB Codification

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*, which was primarily codified into ASC 105 - Generally Accepted Accounting Standards. This standard is the single source of authoritative nongovernmental GAAP, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF), and related accounting literature. This standard reorganizes a large number of pronouncements issued by various standard setters into roughly 90 accounting topics and displays them using a consistent structure. The Codification is effective for interim or annual financial periods ending after September 15, 2009 and therefore was adopted by the Company for reporting in fiscal year ended December 31, 2009. The adoption of ASC 105 did not have a material impact on the Company's statement of financial condition, statement of operations, statement of changes in members' equity, and cash flows.

3. **Receivables from Clearing Brokers**

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The clearing broker is nationally recognized and is a member of the major exchanges.

The receivables from brokers arise in the normal course of business from the settlement of securities transactions.

Continued

4. **Property and Equipment**

Details of property and equipment at December 31, 2009 are as follows:

Computer hardware	$	83,335
Furniture and fixtures		52,818
Computer software		10,054
		146,207
Less accumulated depreciation and amortization		(138,596)
Property and equipment, net	$	7,611

Depreciation expense for the year ended December 31, 2009 totaled $14,000.

5. **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $263,225 which was approximately $258,225, in excess of its minimum requirement of approximately $5,000. The Company's aggregate indebtedness to net capital ratio was .20 to 1.00.

6. **Off-Balance Sheet Risk**

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. The receivables from the clearing broker are pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or another broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Continued

7. **Concentrations of Credit Risk**

The Company maintains its cash balances in various financial institutions that are insured by the Federal Deposit Insurance Corporation. Such deposits are and can be in excess of Federal Deposit Insurance Corporation insured limits.

8. **Exemption from Rule 15c3-3**

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

9. **Related Party Transactions**

Periodically, the Company has outstanding payables and receivables arising from transactions with related companies. As of December 31, 2009, the following amounts were outstanding between the Company and its affiliates:

Owed to Presidio Financial Partners LLC	$	705

Pursuant to an expense sharing agreement entered into by the affiliates of Presidio Financial Partners LLC, the Company pays its allocated share of certain personnel and office expenses which include, among other things, rent, computer systems, telephones and supplies. These expenses are allocated to the Company based on the average number of employees allocated to the company during the year. For the year ended December 31, 2009, net personnel expenses allocated to the Company were $224,734 and office expenses allocated to the Company were $14,981.

10. **Subsequent Events**

In accordance with ASC 855 – Subsequent Events, the Company evaluated subsequent events for recognition and disclosure through the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2009 that required recognition or disclosure in such financial statements.

ADDITIONAL REPORT

BPM
BURR PILGER MAYER
Building your future

To the Managing Member
Presidio Capital Advisors LLC

In planning and performing our audit of the financial statements of Presidio Capital Advisors LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BURR PILGER MAYER, INC.
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 23, 2010

PRESIDIO MERCHANT PARTNERS LLC

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2009

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e) under the
Securities and Exchange Act of 1934 as a Public Document

BPM
BURR PILGER MAYER
Building your future

BPM
BURR PILGER MAYER
Building your future

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Managing Member
Presidio Capital Advisors LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Presidio Capital Advisors LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Presidio Capital Advisors LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Presidio Capital Advisors LLC's management is responsible for Presidio Capital Advisors LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries per the general ledger, bank statements or check copies noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting that the company reported $213 less of revenue on the SIPC-7T which resulted in an estimated underpayment of assessment by approximately $0.53;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including monthly income statements and general ledger detail reports, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, including monthly income statements and general ledger detail reports, supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Burr Pilger Mayer, Inc.

Burr Pilger Mayer, Inc.
San Francisco, California
February 23, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Copy of Filing

8-53539 FINRA DECEMBER
PRESIDIO CAPITAL ADVISORS LLC
101 CALIFORNIA STREET, 12TH FL
SAN FRANCISCO, CA 94111-5802

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Roger Squier 415-733-0000

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,560.25

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (430.00)

7-22-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,130.25

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,130.25

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,130.25

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the ~~person by whom it is executed represent thereby~~ that all information contained herein is true, correct and complete.

Presidio Capital Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 5th day of February, 20~~09~~ 10.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 712,200

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 87,898

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 210

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) — ______

Total deductions — 88,108

2d. SIPC Net Operating Revenues — $ 624,098

2e. General Assessment @ .0025 — $ 1,560.25

(to page 1 but not less than $150 minimum)

Presidio Capital Advisors LLC

Financial Statements and Report of Independent Registered Public Accounting Firm

December 31, 2009

Public Document

Filed pursuant to Rule 17a-5(e) under the
Securities and Exchange Act of 1934 as a Public Document